                 U.S. SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C. 20549

                               FORM 12b-25

                     NOTIFICATION OF LATE FILING      SEC FILE NUMBER:
                                                          2-63708
                                                      CUSIP NUMBER:
                                                            N/A

(Check One):

[ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [x]Form 10-Q and Form 10-
QSB[]Form N-SAR
For Period Ended: December 31, 1998
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:


      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part 1-Registrant Information

      Metropolitan Mortgage & Securities Co., Inc.
      601 W. 1st Avenue
      Spokane, WA 99201-5015

Part II-Rules 12b-25 (b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; /X/

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and /X/

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. N/A

Part III-Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant's personnel primarily responsible for preparation of the Report did not have adequate time to prepare the report due to the concurrent preparation of quarterly financial statements for affiliates and subsidiaries.

Part IV-Other Information

      (1) Name and telephone number of person to contact in regard to this notification: Susan A. Thomson
                  (509) 835-2139

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Metropolitan Mortgage & Securities Co., Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 12, 1999       By /s/ Susan Thomson
                              Susan Thomson
                              Vice President

                                ATTENTION

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (see 18 U.S.C. 1001).